UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Marina Biotech, Inc.
(Name of Issuer)
Common Stock, par value $0.006 per share
(Title of Class of Securities)
56804Q102
(CUSIP Number)
September 27, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	56804Q102	Page	2	of	6

1	NAMES OF REPORTING PERSONS BioMed Realty Trust, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,915,727 shares (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

9,915,727 shares (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,915,727 shares (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.2% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) Shares are held directly or indirectly by BioMed Realty, L.P., including 1,113,627 shares held by a wholly owned subsidiary of BioMed Realty, L.P. BioMed Realty Trust, Inc. is the sole general partner of BioMed Realty, L.P.
(2) Based on (a) 81,110,105 shares of common stock of Marina Biotech, Inc. outstanding as of August 5, 2011, as reported in Marina Biotech’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2011, and (b) 7,800,000 shares of common stock of Marina Biotech issued to the reporting persons on September 27, 2011, as reported in Marina Biotech’s current report on Form 8-K filed with the Securities and Exchange Commission on October 4, 2011.

CUSIP No.	56804Q102	Page	3	of	6

1	NAMES OF REPORTING PERSONS BioMed Realty, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,915,727 shares (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

9,915,727 shares (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,915,727 shares (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.2% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Shares are held directly or indirectly by BioMed Realty, L.P., including 1,113,627 shares held by a wholly owned subsidiary of BioMed Realty, L.P. BioMed Realty Trust, Inc. is the sole general partner of BioMed Realty, L.P.
(2) Based on (a) 81,110,105 shares of common stock of Marina Biotech, Inc. outstanding as of August 5, 2011, as reported in Marina Biotech’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2011, and (b) 7,800,000 shares of common stock of Marina Biotech issued to the reporting persons on September 27, 2011, as reported in Marina Biotech’s current report on Form 8-K filed with the Securities and Exchange Commission on October 4, 2011.

Item 1(a). Name of Issuer:
Marina Biotech, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
3830 Monte Villa Parkway, Bothell, Washington 98021.
Item 2(a). Name of Person Filing:
This Statement on Schedule 13G is being filed by BioMed Realty Trust, Inc. and BioMed Realty, L.P. BioMed Realty Trust, Inc. is the sole general partner of BioMed Realty, L.P., its operating partnership subsidiary, and conducts substantially all of its business in or through BioMed Realty, L.P.
Item 2(b). Address of Principal Business Office or, if None, Residence:
17190 Bernardo Center Drive, San Diego, California 92128.
Item 2(c). Citizenship:
BioMed Realty Trust, Inc. is a Maryland corporation. BioMed Realty, L.P. is a Maryland limited partnership.
Item 2(d). Title of Class of Securities:
Common Stock, par value $0.006 per share.
Item 2(e). CUSIP Number:
56804Q102
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4. Ownership:
The information contained in Items 5 through 11 on the cover pages hereto (including the related footnotes) is incorporated herein by reference.
(a)	Amount beneficially owned: 9,915,727 shares

(b)	Percent of class: 11.2%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0 shares

(ii)	Shared power to vote or to direct the vote: 9,915,727 shares

(iii)	Sole power to dispose or to direct the disposition of: 0 shares

(iv)	Shared power to dispose or to direct the disposition of: 9,915,727 shares
Item 5. Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
Shares are held directly or indirectly by BioMed Realty, L.P., including 1,113,627 shares held by a wholly owned subsidiary of BioMed Realty, L.P. BioMed Realty Trust, Inc. is the sole general partner of BioMed Realty, L.P.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not applicable
Item 8. Identification and Classification of Members of the Group:
Not applicable
Item 9. Notice of Dissolution of Group:
Not applicable
Item 10. Certifications:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 4, 2011

BIOMED REALTY TRUST, INC.
By:	/s/ Greg N. Lubushkin
	Name:	Greg N. Lubushkin
	Title:	Chief Financial Officer

BIOMED REALTY, L.P.

By:	BIOMED REALTY TRUST, INC.,
its general partner

By:	/s/ Greg N. Lubushkin
	Name:	Greg N. Lubushkin
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit 1:	Joint Filing Agreement, dated as of February 28, 2011.*

*	Previously filed.